

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 24, 2009

Mr. Donald Graham
Chief Executive Officer
The Washington Post Company
1150 15th Street, NW
Washington, D.C. 20071

> **RE:** **The Washington Post Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 25, 2009**
> **File No. 001-06714**

Dear Mr. Graham:

We have completed our review of your proxy materials on Schedule 14A and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Nicole Maddrey, Esq.
By facsimile, 202-334-4605